

January 31, 2014

Via E-mail
Russell Rheingrover
Principal Executive Officer and Secretary
Ticket Corp.
9625 Mission Gorge Road
Suite B2, No. 318
Santee, CA 92071

> **Re: Ticket Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 6, 2014**
> **File No. 333-187544**

Dear Mr. Rheingrover:

We have reviewed your responses to the comments in our letter dated June 10, 2013 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Registration Statement Cover Page

1. We note your response to our prior comment 2. Please revise to briefly state how you are using each of Rule 457(a) and (o).

Description of Our Business, page 18

2. We note your response to our prior comment 10. We note the statement on page 20 that "[w]e do not need any agreements with these companies." We also note your disclosure on page 22 in repose to our prior comment 14 that there is "no guarantee that the barcodes will work with the existing scanners at the venues." Please revise to explain whether you will need to have agreements with venues or primary sellers to ensure that venues will honor your particular smartphone barcode presentation that your customers will present at the venue. If such agreements may be required please also revise to add a risk factor addressing that you may not obtain such agreements.

3. We note your response to prior comment 11. Please discuss whether there may be limitations on the volume of tickets you will be able to purchase from primary sellers or whether you may pay higher price for those tickets in the absence of agreements.

4. In this regard, please discuss the methods by which you will acquire tickets from primary sellers, including the extent to which you expect to rely on automated ticket acquisition

      methods and the procedures, if any, you will employ to comply with "CAPTCHA" technologies and other methods by which primary sellers maintain "fairness" in ticket vending.

5. Also, to the extent that you rely on StubHub and other online brokers to resell tickets, discuss whether competition from other sellers may limit your ability to charge the highest price as determined by your yield management software.

6. We note your response to prior comment 12. It appears from your revised disclosure that Ticketmaster and other primary ticket sellers could be both suppliers and competitors in differing circumstances. Please revise accordingly and discuss the possible conflicts because of these unique relationships.

<u>Effect of Existing or Probable Government Regulations, page 24</u>

7. Please expand your discussion of state and local licensing laws, in particular in California and the San Francisco metropolitan area that you will be required to comply with. In addition, please discuss whether you will be required to comply with state or local anti-ticket scalping laws.

<u>Number of Employees, page 24</u>

8. Please revise to discuss your "Technology Advisor" discussed on pages 21 and 28. Please identify this person and state how many hours the individual will be committing to your company on a weekly basis. State whether he is a contractor or an employee. If he is a contractor please revise to file the contract as an exhibit to the registration statement.

<u>Management's Discussion and Analysis, page 27</u>

<u>Our Plan for the Next 12 Months, page 27</u>

9. We note your response to prior comment 19. Please discuss the status of the beta test commenced in October 2013. If the beta testing has concluded, discuss the results and any impact the results will have on implementing your plan of operations.

<u>Executive Compensation, page 35</u>

10. In your next amendment please update the executive compensation section to reflect the most recently completed fiscal year.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor

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        Jill Arlene Robbins